TMX | TSX Trust

VIA ELECTRONIC TRANSMISSION

October 31, 2017

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: LIVEREEL MEDIA CORPORATION

We are pleased to confirm that copies of the following proxy-related materials were mailed on October 31, 2017 to the registered shareholders and the Non-Objecting Beneficial Owners ("NOBO"):

1 Proxy with Request for Financial Statements - Registered Shareholders

2 Voting Instruction Form with Request for Financial Statements - NOBOs

3 Notice of Meeting and Management Information Circular

4 Financial Statements and Management's Discussion and Analysis

5 Proxy Return Envelope

Yours truly,
TSX Trust Company

"Steven Nguyen"
Senior Relationship Manager
Steven.Nguyen@tmx.com